Entergy-ITC Transaction Discussion August 27, 2012 Filed by Entergy Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Entergy Corporation Commission File No. 001-11299

Safe Harbor Language & Legal Disclosure
business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results.
Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of
ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.
This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future

Safe Harbor Language & Legal Disclosure
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December
31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, and June 30, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and
ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.
Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the
SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.
Safe Harbor Language & Legal Disclosure

Agenda
1. Entergy-ITC Transaction Overview
• Approval requirements
2. Schedule
• Stakeholder outreach
• Anticipated timeline
3. MISO Transition Plan and Impacts
• Review transition plan
• Impacts of transition plan to Entergy Customers and stakeholders
• Impacts of transition plan to current MISO stakeholders
4. Path Forward and Next Steps
5. Q & A

Transaction Overview 6

Introduction
In December 2011, Entergy Corporation and ITC Holdings Corp. (ITC) announced an agreement under which Entergy will transfer ownership and operation of its electric transmission business to ITC.  The transaction is targeted to close in 2013.

Purpose of Today’s Discussion:
•
Brief stakeholders on joint proposal to integrate transmission assets into
MISO at closing of Entergy - ITC transaction
• Describe how integration would be accomplished for the period of time between the close date of the ITC transaction and the date the
Entergy OpCos join MISO as market participants
• Express our continued commitment to transparency

ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

Entergy-ITC Overview
System Peak
Load
26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,000 miles 15,800 miles
Service Area
Square Miles
89,850 114,669
RTO
Membership
MISO/SPP MISO market
integration
by 12/2013
* Entergy also owns limited assets in Missouri.
Entergy
Transmission
Business

Entergy-ITC Transaction Overview
Transaction
Structure
• Reverse Morris Trust – Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue tax free spin-off of transmission business, and ITC to effectuate a $700 million recapitalization in the form of a share repurchase, special dividend or some combination thereof
• 100% stock consideration
• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC
• ITC to issue approximately $700 million of debt at holdings level
ITC
Shareholders
Post-merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt.
and Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters
• Regional headquarters remain in Jackson, MS
• Corporate headquarters in Novi, MI

The transaction is dependent upon the following approvals and other closing conditions:
Transaction Approvals
Authority Requirement
Entergy Retail
Regulators
(APSC, LPSC, MPSC,
MoPSC, PUCT,
CCNO)
• Approval to join an acceptable RTO
• Change of control of transmission assets
• Authorization to incur debt in some jurisdictions
FERC
• Change of control of transmission assets
• Establish  rate for new ITC subsidiaries
• Authorization for operating company financings
Hart-Scott-Rodino
Act (DOJ/FTC)
• Pre-merger notification to review potential antitrust and competition issues
IRS Private
Letter Ruling
• Ruling regarding tax -free treatment of the Transaction
ITC Shareholders
• Merger agreement
• Amendment to ITC Articles of Incorporation to increase the number of authorized shares
• Authorization for issuance of greater than 20% of outstanding shares

Customer and Stakeholder Benefits
Transaction ultimately benefits all constituencies
through independent model and overall best
practices
• Improved reliability, reduced congestion and
greater access to competitive energy
marketplace
• Strong credit and ability to attract cost-effective
capital for needed transmission investments
• Independent transmission planning and
operations; aligns with public policy objectives
• Maintains jobs and provides opportunities for
job creation and local economic development
• Commitment to communities and customers
that ITC serves through corporate citizenship
and community involvement

Schedule 12

Stakeholder Outreach Process
• ITC, Entergy and MISO scheduled this
meeting to:
• Provide an overview of the plan to migrate
Entergy's transmission assets to MISO at the
time of the transaction, integration strategy and
expected impacts to Entergy and current MISO
transmission customers and stakeholders
• Address questions and receive stakeholder
feedback on any concerns
• Follow-up stakeholder meeting planned for
September, prior to FERC filings

Anticipated Timeline
• Transaction Change of Control filings in Entergy retail jurisdictions are planned to begin in the third quarter 2012 and will be sequenced over subsequent weeks
• MISO and ITC FERC filings by end of September 2012
• Entergy ICT transition to MISO scheduled for December 1, 2012

Transition Plan 15

MISO Transition Plan
1 MISO’s Open Access Transmission, Energy and Operating Reserve Markets Tariff is referred to as the EMT or the Tariff. Module B of the Tariff contains provisions for Transmission Service

• ITC, Entergy and MISO have developed a three-phase
MISO integration strategy for the Entergy footprint
• Proposed strategy would allow integration of the
transmission assets into MISO up to six months before
the Entergy OpCos join MISO as market participants,
depending on the close date of the Entergy - ITC
transaction
• Transmission service will be provided under the MISO
tariff, with transitional provisions provided in a new
Module B-1 of the MISO Tariff
1
, for the transition period
only, until the Entergy OpCos join MISO as Market
Participants
• After full MISO integration, Module B-1 will be cancelled

Entergy MISO Integration/ITC Transaction
Entergy's current ICT agreement
with SPP is replaced by ICT
agreement with MISO
ITC Midsouth OpCos become TOs
in MISO immediately following
transaction close and participate in
MISO MTEP as TOs
MISO assumes functional control
of transmission system and is the
Reliability Coordinator; ICT
agreement is terminated
MISO and ITC file with FERC
Attachment O templates and tariff
sheets to implement formula rates;
no rate pancaking
MISO is the Transmission Provider
under MISO Tariff with select
Entergy processes retained under
new Module B-1 for transition
period
For the transition period, MISO will
delegate select tasks to ITC via
Appendix I Agreement

MISO replaces SPP as the
Independent Coordinator of
Transmission (ICT)
(December 2012)
ITC Midsouth OpCos
become Transmission
Owners in MISO
(upon closing)
Entergy OpCos become
Market Participants in
MISO
(December 2013)
Entergy OpCos become  Market
Participants in MISO
Module B-1 is cancelled
Delegation of Module B-1
functions to ITC under TOA
Appendix I terminates

•
MISO grants transmission service over current MISO facilities (“MISO classic”) and the
ITC Midsouth systems, with a coordinated approach for evaluation and approval of
Transmission Service Requests, providing “one stop shopping” for customers
•
Removal of “pancaked” rates between MISO classic and ITC Midsouth transmission systems
•
Participation as a full member in the MISO 2014 MTEP planning process with ITC’s bottom-up planning approach
•
Entergy’s most recent Transmission Construction Plan will be incorporated in
Appendix A of MTEP13 as “planned projects with predetermined cost allocation”
•
All new load and generator interconnection requests and long term transmission service requests in need of a transmission upgrade will transition to MISO tariff procedures
•
Maintains the Entergy Weekly Procurement Process – to be performed by ITC and subject to MISO IMM oversight – until the Entergy OpCos integration into MISO market is completed
General Implementation Construct

•
Entergy to remain the Balancing Authority and will continue to provide ancillary services for the transition period

Overview of Proposed Module B-1
Module B-1 is needed to provide MISO transmission service following ITC’s acquisition of
Entergy’s transmission assets, but prior to Entergy’s integration into the MISO energy and ancillary services markets
• The PTP and NITS provisions of MISO’s Module B include linkages to the market portion of the
Tariff
• Entergy OpCos will be a non-market area until December 2013
• Module B also does not include certain provisions included in the Entergy tariff, such as conditional firm transmission service
Module B-1 will provide Order 888/890-compliant PTP and NITS Service over ITC
Midsouth OpCos’ facilities during the Transition Period
• Service will be consistent with the pro forma OATT
• Module B-1 service will include reservation and scheduling of transmission service, performing necessary studies, determining service availability, changes in service specifications, designation of network loads/resources, etc.
Where possible, MISO will include references to its standard Module B provisions and definitions
• MISO will rely on its standard Tariff provisions for issues such as billing, reciprocity, dispute resolution, force majeure, indemnification and other similar legal issues

Overview of Proposed Module B-1 (Continued)
• Module B-1 will include several Attachments addressing certain Entergy footprint specific issues, including ATC/AFC calculation, payments to parties that funded upgrades on a direct assignment basis, weekly procurement process, studies and reports
• MISO will provide or procure ancillary services (AS) during the Transition
Period
• Schedule 1 will be provided by MISO under its Tariff
• Schedule 2 through 6, as well as Generator Imbalance Service, through MISO
Tariff; provided by Entergy pursuant to FERC approved schedules
• Once the Transition Period ends, and the Entergy OpCos are integrated in the MISO markets, Module B-1 will be cancelled by MISO and the standard provisions of the MISO Tariff will apply

Overview of TOA Appendix I
• Appendix I of the MISO Transmission Owner Agreement  is a framework for membership and operation of independent transmission companies within
MISO, under which independent transmission companies are delegated to perform certain functions
• Transmission entity is fully independent from any market participant
• Transmission entity is of sufficient size and scale to reliably assume operational rights and responsibilities
• Functions may include, but are not limited to:  planning, revenue distribution, tariff administration, billing
• Specifics regarding operational rights, responsibilities and procedures  are reflected in an Appendix I Agreement filed with, and approved by, FERC

Overview of Weekly Procurement Process (WPP)
• WPP is intended as an optimized procurement process. It is not a centralized market for energy
• The intent of the WPP is to provide Entergy and its Network Customers production cost savings through optimization of short-term (daily and/or weekly) purchases and the use of existing resources for the next week subject to the transmission network’s capability and system operating constraints
• MISO will be responsible for approving new network transmission service under the WPP (i.e., the designation of new Network Resources)
• Generators in the MISO Classic footprint may participate in the WPP, provided they register and acquire firm PTP service to the ITC Midsouth border

Impacts of MISO Transition Plan to Entergy
Customers and Other Stakeholders
• MISO always develops a transition plan to integrate new transmission owners – these plans all include incremental steps
• This is a phased approach to manage the transmission and market portions of the integration
• Entergy Transmission Customers will need to be registered as MISO
Transmission Customers
• There will be zonal transmission rates within the ITC Midsouth footprint
• Rates will be developed by pricing zone; expect to have four
• MISO transmission rates will be applicable
• Existing transmission service crossing the MISO classic and ITC Midsouth transmission systems will be migrated to eliminate double counting of reservations
• Settlements will be based on the MISO Tariff with one reservation per service request

Impacts of MISO Transition Plan to Entergy
Customers and Other Stakeholders (Continued)
• There will continue to be two balancing authority areas – MISO and Entergy
• Certain existing Entergy processes will be retained through MISO Tariff
Module B-1 for ITC Midsouth transmission for the transition period
• Pancaked rates will be eliminated between MISO Classic and MISO South
• The transmission hurdle rate for moving energy in and out of MISO market is reduced because rate pancaking is eliminated
• Will provide one-stop shopping – customer makes just one transmission service request
• TLR credits for service curtailed by MISO will be provided to ITC Midsouth customers, even if reservations were approved prior to the transition period
• The transition to MISO enhances reliability through AFC coordination across the queues; increases efficiency of transmission use –

transmission available
makes more

Impact of MISO Transition Plan on Current
MISO Stakeholders
• Approach has been designed to mitigate impacts to existing MISO priorities
• Existing transmission owners will share revenue from point-to-point service
• Elimination of pancaked rates between MISO Classic and MISO South
• The transmission hurdle rate for moving energy in and out of MISO market is reduced because rate pancaking is eliminated
• Reduction in Schedule 10 charges across MISO footprint

Path Forward and Next Steps 26

Next Steps
•
Continue development of regulatory filings
• MISO will file with FERC for approval of Module
B-1 tariff sheets
• ITC and MISO will file with FERC for approval of
Attachment O templates and tariff sheets
• Appendix I Agreement between ITC and MISO
will be filed with FERC for approval
•
Complete stakeholder process
•
Execute coordinated regulatory filing
timeline
• Change of Control filings in Entergy retail
jurisdictions
• Anticipate FERC filings in September

Questions 28